                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No.   )*



                        North East Insurance Company
            ------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
            ------------------------------------------------------
                         (Title of Class of Securities)

                                  659164107
          ------------------------------------------------------
                               (CUSIP Number)

                              June 25, 1998
            ------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



          Check the appropriate box to designate the rule pursuant to which this Schedule is filed

               [ ] Rule 13d-1(b)
               [x] Rule 13d-1(c)
               [ ] Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No  659164107
-------------------------------------------------------

     1) Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

               Everest Partners, L.P.
-------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]
-------------------------------------------------------

     3) SEC Use Only
-------------------------------------------------------

     4) Citizenship or Place of Organization

               New York
-------------------------------------------------------

Number of           (5)  Sole Voting Power    0
Shares            ---------------------------------------
Beneficially        (6)  Shared Voting Power  154,000
Owned by          ---------------------------------------
Each Reporting-     (7)  Sole Dispositive Power    0
Person            ----------------------------------------
With                (8)  Shared Dispositive Power  154,000
-------------------------------------------------------

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                    154,000
-------------------------------------------------------

     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9

                5.05%
-------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)

                PN

     CUSIP No  659164107
-------------------------------------------------------

     1) Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

               Everest Partners, Inc.
-------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]
-------------------------------------------------------

     3) SEC Use Only
-------------------------------------------------------

     4) Citizenship or Place of Organization

               New York
-------------------------------------------------------

Number of           (5)  Sole Voting Power    0
Shares            ---------------------------------------
Beneficially        (6)  Shared Voting Power  154,000
Owned by          ---------------------------------------
Each Reporting-     (7)  Sole Dispositive Power    0
Person            ----------------------------------------
With                (8)  Shared Dispositive Power  154,000
-------------------------------------------------------

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                    154,000
-------------------------------------------------------

     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9

                5.05%
-------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)

                CO

    CUSIP No  659164107
-------------------------------------------------------

     1) Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

               Everest Managers, L.L.C.
-------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]
-------------------------------------------------------

     3) SEC Use Only
-------------------------------------------------------

     4) Citizenship or Place of Organization

               New York
-------------------------------------------------------

Number of           (5)  Sole Voting Power    0
Shares            ---------------------------------------
Beneficially        (6)  Shared Voting Power  154,000
Owned by          ---------------------------------------
Each Reporting-     (7)  Sole Dispositive Power    0
Person            ----------------------------------------
With                (8)  Shared Dispositive Power  154,000
-------------------------------------------------------

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                    154,000
-------------------------------------------------------

     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9

                5.05%
-------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)

                OO

     CUSIP No  659164107
-------------------------------------------------------

     1) Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

               David M. W. Harvey
-------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]
-------------------------------------------------------

     3) SEC Use Only
-------------------------------------------------------

     4) Citizenship or Place of Organization

          U.S.A.
-------------------------------------------------------

Number of           (5)  Sole Voting Power    0
Shares            ---------------------------------------
Beneficially        (6)  Shared Voting Power  154,000
Owned by          ---------------------------------------
Each Reporting-     (7)  Sole Dispositive Power    0
Person            ----------------------------------------
With                (8)  Shared Dispositive Power  154,000
-------------------------------------------------------

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                    154,000
-------------------------------------------------------

     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9

                5.05%
-------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)

                IN

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Item 1:

          (a)  Name of Issuer:
                   North East Insurance Company

          (b)  Address of Issuer's Principal Executive Offices:

                    482 Payne Road
                    Scarborough, Maine  04074


Item 2:

          (a)  Name of Person Filing:

               This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): Everest Partners, L.P. (the "Limited Partnership"), Everest Partners, Inc. (the "General Partner"), and Everest Managers, L.L.C. (who are collectively referred to herein as the "Filing Persons").
               The Limited Partnership is a New York limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. Everest Partners, Inc., a New York corporation, is the general partner of the Limited Partnership. The manager for the Limited Partnership is Everest Managers, L.L.C., a New York limited liability company ("Managers") charged with management of the day-to-day affairs of the General Partner pursuant to the terms of a Management Agreement between the General Partner and Managers. The sole principal of Everest Partners, Inc. and Everest Managers, L.L.C. is David M. W. Harvey. The Filing Persons have entered into a Joint Filing Agreement, dated July 10, 1998, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons expressly disclaim that they have agreed to act as a group.


          (b)  Address of Principal Business Office or, if none, Residence:

                    Job's Peak Ranch
                    Post Office Box 3178
                    Gardnerville, Nevada 89410


          (c)  Citizenship:

                    New York for Everest Partners, L.P., Everest Partners, Inc. and Everest Managers, L.L.C. David M. W. Harvey is a citizen of the U.S.A.

          (d)  Title of Class of Securities:
                    Common Stock

          (e)  CUSIP Number:
                    659164107

Item 3: If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [  ]       Broker or dealer registered under section 15 of the Act
                         (15 U.S.C. 78o).
          (b) [  ]       Bank as defined in section 3(a)(6) of the Act (15
                         U.S.C. 78c).
          (c) [  ]       Insurance company as defined in section 3(a)(19) of the
                         Act (15 U.S.C. 78c).
          (d) [  ]       Investment company registered under section 8 of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-8).
          (e) [  ]       An investment adviser in accordance with
                         240.13d-1(b)(1)(ii)(E);
          (f) [  ]       An employee benefit plan or endowment fund in
                         accordance with 240.13d-1(b)(1)(ii)(F);
          (g) [  ]       A parent holding company or control person in
                         accordance with 240.13d-1(b)(1)(ii)(G);
          (h) [  ]       A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act (12 U.S.C. 1813);
          (i) [  ]       A church plan that is excluded from the definition of
                         an investment company under section 3(c)(14) of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-3);
          (j) [  ]       Group, in accordance with 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 240.13d-1(c), check this box [X].


Item 4:   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          154,000 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by each of Everest Partners, L.P. and Everest Partners, Inc. In its capacity as manager to Everest Partners, Inc., 154,000 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by Everest Managers, L.L.C. Everest Managers, L.L.C. and David M. W. Harvey expressly disclaim direct and beneficial ownership of the shares reported as deemed to be beneficially owned by them.

     (b)  Percent of class:  5.05%


     (c)  Number of shares as to which the person has:
           (i)   Sole power to vote or to direct the vote   0
           (ii)  Shared power to vote or to direct the vote  154,000
           (iii) Sole power to dispose or to direct the disposition of    0
           (iv)  Shared power to dispose or to direct the disposition of 154,000


Item 5:   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6:   Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not applicable.


Item 8:   Identification and Classification of Members of the Group.

                Not applicable.



Item 9:   Notice of Dissolution of Group.

                Not applicable.


Item 10:    Certifications.

     (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Dated: July 13, 1998               EVEREST PARTNERS, L.P.
                                   By its General Partner
                                   EVEREST PARTNERS, INC.
                                   By:   /s/ David M. W. Harvey
                                      ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: President


Dated: July 13, 1998               EVEREST PARTNERS, INC.
                                   By:   /s/ David M. W. Harvey
                                      ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: President


Dated: July 13, 1998               EVEREST MANAGERS, L.L.C.
                                   By:   /s/ David M. W. Harvey
                                      ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member



Dated: July 13, 1998
                                        /s/ David M. W. Harvey
                                       ----------------------------------
                                        Name: David M. W. Harvey

                                                                       Exhibit A
                                                                       ---------

                    AGREEMENT REGARDING THE JOINT FILING OF
                                 SCHEDULE 13G

                             ---------------------

The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii)  Each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Date: July 10, 1998

                                   EVEREST PARTNERS, L.P.
                                   By its General Partner
                                   EVEREST PARTNERS, INC.
                                   By:   /s/ David M. W. Harvey
                                      ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: President


                                   EVEREST PARTNERS, INC.
                                   By:   /s/ David M. W. Harvey
                                      ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: President


                                   EVEREST MANAGERS, L.L.C.
                                   By:   /s/ David M. W. Harvey
                                      ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member




                                         /s/ David M. W. Harvey
                                      ----------------------------------
                                       Name: David M. W. Harvey